

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 3, 2009

via U.S. mail and facsimile

Mr. John S. Stanik, Chief Executive Officer
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205

       RE: **Calgon Carbon Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2008
                 Definitive Proxy Statement
                 File No. 1-10776

Dear Mr. Stanik:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief